UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2019

Commission File Number: 001-38746

Taiwan Liposome Company, Ltd

(Translation of registrant’s name into English)

Taiwan Liposome Company, Ltd.

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Financial Statements for the Years Ended December 31, 2018 and 2017

In March 2019, Taiwan Liposome Company, Ltd. (the “Company”) made the following available on the Taipei Exchange’s Market Observation Post System: (i) Taiwan Liposome Company, Ltd. and Subsidiaries Consolidated Financial Statements and Report of Independent Accountants for the Years Ended December 31, 2018 and 2017, in accordance with the “Regulations Governing the Preparation of Financial Reports by Securities Issuers”, International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Republic of China’s Financial Supervisory Commission (the “2018 Consolidated Financial Statements”), and (ii) Taiwan Liposome Company, Ltd. (Parent Company Only) Financial Statements and Report of Independent Accountants for the Years Ended December 31, 2018 and 2017, in accordance with the “Regulations Governing the Preparation of Financial Reports by Securities Issuers” (the “2018 Parent Financial Statements”).

Copies of the 2018 Consolidated Financial Statements and the 2018 Parent Financial Statements are attached hereto as Exhibits 99.1 and 99.2 and are incorporated by reference herein.

Exhibits

Exhibit Number	Exhibit Description

99.1	Taiwan Liposome Company, Ltd. and Subsidiaries Consolidated Financial Statements and Report of Independent Accountants for the Years Ended December 31, 2018 and 2017.
99.2	Taiwan Liposome Company, Ltd. (Parent Company Only) Financial Statements and Report of Independent Accountants for the Years Ended December 31, 2018 and 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAIWAN LIPOSOME COMPANY, LTD.

Date: March 11, 2019	By:	/s/ George Yeh
Name: George Yeh
Title: President